

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 12, 2016

Megan Pydigadu
Group Chief Financial Officer
MiX Telematics Limited
Howick Close
Waterfall Park
Midrand, South Africa 1686

Re: MiX Telematics Limited
        Form 20-F for the fiscal year ended March 31, 2015
        Filed June 26, 2015
        File No. 001-36027

Dear Ms. Pydigadu:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: Marjorie Adams, Esq.
        DLA Piper